December 23, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Benjamin Holt

	Re:	TRANS GLOBAL GROUP, INC..
Registration Statement on Form 10
File No. 001-41016

Ladies and Gentlemen:

Trans Global Group, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 10 (File No. 001-41016) filed on November 3, 2021 (the “Form 10 Registration Statement”).

The Company filed the Form 10 Registration Statement to register its common shares pursuant to Section 12(b)1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), The Company confirms that the Form 10 Registration Statement has not been declared effective.

Accordingly, we request that the Commission issue an order granting withdrawal of the Form 10 Registration Statement effective as of the date first set forth above or at the earliest practicable date hereafter.

Thank you for your assistance in this matter. Should you have any questions regarding this matter, please call counsel to the Company, Scott Kline at (949) 271-6355.

Trans Global Group, Inc.

By:	/s/ Chen Ren
Chen Ren, Chief Executive Officer

[1]	The filing was made referencing Section 12(b) on the cover page in error, while the remainder of the filing referenced, correctly, Section 12(g). Following withdrawal of this filing, the issuer will file a corrected Registration Statement on Form 10.